PARANAENSE ENERGY COMPANY - COPEL

CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535

CVM Registration 1431-1 B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

SPECIAL MEETING OF HOLDERS OF CLASS “A” PREFERRED SHARES AND CLASS “B” PREFERRED SHARES

CALL NOTICE

Notice is hereby given to the holders of class “A” preferred shares and class “B” preferred shares issued by Companhia Paranaense de Energia - Copel to meet at the Special Meeting of Holders of Class “A” Preferred Shares and Class “B” Preferred Shares (“Preferred Shares” and “Meeting”), which will be held virtually, pursuant to art. 124 of Law 6,404/1976 (“Brazilian Corporate Law”) and CVM Resolution 81/2022 (“RCVM 81”), at     h of    2025, on first call, therefore considered to be held at our headquarters, through the Ten Meetings digital platform (     ), to deliberate on the following agenda:

1.               Ratification of: (a) the amendment to article 5 of our bylaws to create a new class of class C preferred shares, nominative, book-entry and without par value ("Class C preferred shares"), compulsorily redeemable, without the need for approval at a special meeting of holders of Class C preferred shares, under the terms of paragraph 6 of article 44 of the Brazilian Corporate Law; and (b) the mandatory conversion of all Class A and Class B preferred shares into common shares and Class C preferred shares, in the proportion of one common share and one Class C share for each Class A preferred share or Class B preferred share ("Conversion"), pursuant to article 136, paragraph 1, of the Brazilian Corporate Law.

The documents pertinent to the matter to be decided at the Meeting, including the Management Proposal and Manual for Shareholder Participation in the Special General Meeting of Holders of Class A Preferred Shares and Class B Preferred Shares (the “Manual”), are available to holders of Preferred Shares at our head office, as well as on our website (ri.copel.com).

The Meeting will be held exclusively digitally, as a way of promoting greater accessibility for holders of Preferred Shares and increasing efficiency in the process of organizing and conducting the work. Holders of Preferred Shares can therefore participate:

a)                     via a Remote Voting Ballot (“Ballot”), the model of which is available to holders of Preferred Shares on our (ri.copel.com), B3's and CVM's websites; and/or

b)                    via the Ten Meetings digital platform, which can be accessed in person or by a duly constituted proxy, under the terms of RCVM 81.

Holders of Preferred Shares may participate in the Meeting whether or not they have sent in the Ballot. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via the Ballot by expressing their decision at the beginning of the Meeting.

The Ballot may be sent, under the terms of RCVM 81, through the holders of Preferred Shares' custody agents, to the Central Depositary of B3 or, if the shares are in a book-entry environment, to the book-keeper (Itaú Corretora de Valores S.A.) or, also, directly to us, in accordance with the guidelines contained in the Proposal, until    , 2025 or, in the case of service providers, within the period determined by them respectively.

In order to participate in the Meeting via the Digital Platform, the shareholder must, up to two (2) days prior to the event, i.e., until    , 2025, access the link     , fill in all the registration details and attach all the documents required to enable their participation and/or vote in the Meeting, namely:

•                 Natural Person Shareholder:

a)               valid identification document with photo of the shareholder and the proxy, if applicable;

b)              instrument granting powers to a third party, if the shareholder participates through a proxy; and

c)               e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•                 Shareholder Legal Entity or Investment Fund:

a)               valid photo ID of the authorized representative;

b)              documents establishing the authority of the representative, including a copy of the resolution electing the officer(s) representing the shareholder participating in the Meeting or who, as the case may be, grant(s) the power of attorney to participate in the Meeting, and the power of attorney;

c)               in the case of an investment fund, copies of:

i.	fund regulations in force;
ii.	the organizational documents of its manager or administrator, as the case may be, in compliance with the fund's voting policy; and

d)              e-mail address to receive an individual invitation to access the Digital Platform and participate in the Meeting.

For participation by proxy, the grant of powers of attorney must be no older than one year, under the terms of art. 126, § 1 of the Brazilian Corporate Law.

In addition, pursuant to article 654, § 1 and § 2 of the Brazilian Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred, with the signature of the grantor acknowledged.

Natural persons who are holders of Preferred Shares may only be represented at the Meeting by an attorney-in-fact who is a shareholder, an officer of, a lawyer or a financial institution, pursuant to art. 126, §1 of the Brazilian Corporate Law. Legal entities that are holders of Preferred Shares may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be an officer, a shareholder or a lawyer (CVM Proc. RJ2014/3578, j. 4.11.2014).

Holders of Preferred Shares who do not register and/or do not inform us that they have not received the access instructions in the manner and by the deadlines set out above and in the Manual will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by us.

Under the terms of RCVM 81, additional information and instructions for accessing the Digital Platform and/or sending the Remote Voting Ballot are contained in the Manual.

Curitiba,    , 2025.

Marcel Martins Malczewski

Chairman of the Board of Directors